Exhibit F

FORM OF PROMISSORY NOTE

NON-NEGOTIABLE PROMISSORY NOTE

AB MULTI-MANAGER ALTERNATIVE FUND

Dated: _______, 2023

FOR VALUE RECEIVED, AB Multi-Manager Alternative Fund (“Payor” or the “Company”), a Delaware statutory trust issuing its “Shares” of beneficial interest, hereby promises individually to each of the payees set forth on Exhibit A hereto (each, a “Payee”) to pay the Payment Amount (as defined in Section 2) payable with respect to that Payee. This Note shall be deemed a separate instrument issued individually with respect to each Payee.

This Note is being issued so that Payor may repurchase Company Shares (the “Repurchased Shares”) from the Payees pursuant to the terms and subject to the conditions set out in the Offer to Repurchase dated November 17, 2023 and the Notice of Intent to Tender submitted by each Payee (which Offer to Repurchase and Notice of Intent to Tender, together with any amendments or supplements thereto collectively constitute the “Offer”). This Note is not negotiable and is not interest-bearing.

1. General Payment Provisions. The Payor will make the payments under this Note in cash in a single installment (except as otherwise provided in Section 2 below) in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Note will be made by immediately available funds to Payee’s account.

2. Payment. The “Payment Amount” for each Payee will be an amount equal to the value of the Payee’s Repurchased Shares determined as of March 29, 2024 (the “Valuation Date”) (and valued in accordance with the Company’s Declaration of Trust and prospectus). The Payor will make payment under this Note approximately 45 days after the Valuation Date or, if the Repurchased Shares constitute 95% or more of the Shares held by a Payee, the Payor will make payment to the Payee equal to 95% of the value of the Repurchased Shares approximately 45 days after the Valuation Date and will make payment of the balance due promptly after completion of the next annual audit of the Payor’s financial statements following the Valuation Date.

3. Optional Prepayment. This Note may be prepaid, without premium, penalty or notice, at any time.

4. Events of Default.

(a) The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note; provided, however, that an event of default with respect to one Payee shall not in and of itself cause an event of default with respect to any other Payee:

(i) The Payor defaults in payment when due to the applicable Payee and any such default continues for a period of ten (10) days; or

(ii) The Payor shall commence any proceeding or other action relating to Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Payor or the debts of the Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Payor; the Payor makes a general assignment for the benefit of creditors of the Payor; or the Payor generally admits its inability to pay its debts as they become due and payable; or

(iii) The commencement of any proceeding or the taking of any other action against Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Payor or the debts of the Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Payor and the continuance of any such event for sixty (60) days undismissed, unbonded or undischarged.

(b) Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee. This Note may be entitled to the benefits of a security agreement imposing a lien on certain of the Company’s assets. The lien under the security agreement may be released upon the terms set forth in the security agreement.

5. Miscellaneous.

(a) Governing Law; Consent to Jurisdiction. This Note and the rights and remedies of the Payor and each Payee will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Agreement may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Notices. All communications under this Note will be given in writing, sent by telecopier or registered mail, to the address set forth below in the case of the Payor, or to the address of the Payee set forth on Exhibit A hereto in the case of a Payee, or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

Payor address:	AB Multi-Manager Alternative Fund 1345 Avenue of the Americas New York, NY 10105 Phone: 1-212-486-5800 Attention: Nancy E. Hay

(c) Severability, Binding Effect. Any provision of this Note that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d) Amendment; Waiver. No provision of this Note may be waived, altered or amended with respect to any Payee, except by written agreement between the Payor and such Payee.

(e) Waiver of Presentment. Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Note.

(f) Entire Agreement. This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.

(g) Separate Obligations. The obligations of the Payor to each Payee hereunder are separate rather than joint, and a Payee may seek payment or the enforcement of any obligation of the Payor under this Note only with respect to itself and not any other Payee hereunder.

IN WITNESS WHEREOF, Payor has duly caused this Note to be duly executed as of the date first above written.

AB MULTI-MANAGER ALTERNATIVE FUND

By:
Name: Title: